

Mail Stop 3561

September 25, 2006

Mr. Miguel Fernandez
Chairman
MBF Healthcare Acquisition Corp.
121 Alhambra Plaza, Suite 1100
Coral Gables, FL 33134

> **RE: MBF Healthcare Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-135610**
> **Filed August 24, 2006**

Dear Mr. Fernandez:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Your response to prior comment 2 from our letter dated August 4, 2006 appears to be more informative than the discussion added on page 2 of your "Summary." As we believe this discussion is important to investors, please revise your Summary to incorporate the text of your response to our prior comment. In addition, please note that this comment is equally applicable to the latter part of your response to our prior comment 3.

2.   We note your response to comment 8 from our previous letter. We further note
        the disclosure on page 3 and elsewhere that the "private placement will occur
        immediately prior the completion of this offering." Please advise us whether the
        completion of the private placement is contingent upon the completion of this
        offering. If yes, please explain how the private placement is a completed
        transaction. We may further comment.

3.   We note your disclosure on page 63, if the company complies with Section 281(b)
        of the Delaware General Corporation Law, the company will be required to adopt
        a plan of distribution that "will provide for our payment … of (i) all existing
        claims (ii) all pending claims and (iii) all claims that may be potentially brought
        against us within the subsequent 10 years." Additionally, we note your disclosure
        on page 63 that, "As a result, we believe the claims that could be made against us
        are significantly reduced and the likelihood that any claim would result in liability
        extending to the trust is limited." Please reconcile this statement with the
        disclosure on pages 17-18 that (i) "Although we will seek to have all vendors,
        prospective businesses, and other entities … waive any right … there is no
        guarantee that they will enter into such agreements;" (ii) "there is no guarantee
        that such entities will agree to waive any claims that they have in the future as a
        result of, or arising out of, any negotiations, contracts or agreements with us and
        will not seek recourse against the trust account for any reason;" and (iii) "we
        cannot assure you that our officers will be able to satisfy those obligations or that
        the proceeds in the trust account will be not reduced by those claims." It appears
        that the company cannot predict with certainty: (i) potential claims or lawsuits
        that may be brought against the company; (ii) what waiver agreements, if any,
        that the company would obtain from vendors, service providers and prospective
        target businesses; (iii) the amount of additional expenses that the company may
        incur that exceeds the amount of funds held outside of the trust; and (iv) the
        ability of the officers to ensure that the proceeds held in trust are not reduced by
        claims of target businesses or vendors. Please revise the disclosure to reflect the
        risk to investors that the funds held in trust may be subject to claims or potential
        claims of creditors which would reduce the amount of funds held in trust to be
        distributed to public stockholders in the event of liquidation.

Table of Contents

Industry and Market Data

4.   We note the statement that "we have not independently verified and do not
        guarantee the accuracy and completeness of this information." Please clarify
        whether investors can rely on the information presented by independent industry
        publication and whether investors would have any recourse as a result of this
        reliance. If not, it would appear that such disclosure should be removed.

Risk Factors, page 13

5.   In your response to prior comment 25 from our letter dated August 4, 2006, you indicate that the company has agreed with MBF Healthcare Partners, L.P. that "any target companies with respect to which MBF Healthcare Partners, L.P. has conducted any diligence or financial evaluations … or initiated any contacts regarding such [target's] acquisition prior to the completion of the Company's offering of Units pursuant to the Form S-1 will not be a potential acquisition for the Company." We believe that this disclosure is important to an investor's understanding of your offering, accordingly, please incorporate the text of your response to this comment into your existing disclosures.

6.   Please revise to provide a risk factor to discuss your ability to redeem the public warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable and therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

7.   Please revise the risk factor "An effective registration statement may not be in place…" to clarify (i) in no event will the company be required to net cash settle the warrant exercise (consistent with section 3.3.3 of the warrant agreement) and (ii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless). Please revise your Description of Securities and notes to financial statements to reflect these changes.

Principal Stockholders, page 78

8.   In the table, please include disclosure that reflects the private placement that will occur immediately prior to the completion of this offering.

9.   Please revise the text of the fourth bullet point on page 79 to improve its readability. In addition, please revise this section to indicate whether these transfers may be "for value" or not.

Exhibits

10.   Please consider revising section six of the warrant certificate to clearly disclose if the prospectus, relating to the common stock to be issued upon the exercise of the warrants, is not current, then the warrants may expire worthless.

Form of Warrant Agreement, Exhibit 4.4

11.   Since holders of Private Warrants can exercise their warrants and obtain unregistered shares, please revise your disclosure in Section 3.3.2 to clarify that the holder of the <u>Public</u> Warrants shall not be entitled to exercise such <u>Public</u> Warrant and such <u>Public</u> Warrant may have no value and expire worthless. Also, clarify that in the event a registration statement is not effective for the exercised <u>Public</u> Warrants, the purchaser of a Public Unit will have paid full purchase price solely for the shares included in the Public Unit.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc.   Laurie Green